

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3010

April 23, 2010

Dennis Gershenson
President and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

> **Re: Ramco-Gershenson Properties Trust
> Preliminary Proxy Statement on Schedule 14A
> File No. 001-10093
> Filed April 16, 2010**

Dear Mr. Gershenson:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comment.

1. We note that Proposal 3 is seeking shareholder approval to amend the declaration of trust to declassify the board of trustees and to amend the bylaws to increase the percentage of votes necessary for shareholders to require the trust to call a special shareholder meeting. Please revise your proxy statement to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Donald J. Kunz, Esquire (*via facsimile*)